November 21, 2017
VIA EDGAR AND FEDERAL EXPRESS
Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
Office of Electronics and Machinery
100 F Street, N.E.
Washington, D.C. 20549

Re:	Valeritas Holdings, Inc.
Registration Statement on Form S-3
Filed October 4, 2017
File No. 333-220799
Dear Mr. Mancuso:
On behalf of our client, Valeritas Holdings, Inc. (the “Company”), set forth below is the Company’s response to the letter dated October 31, 2017 (the “October 31 Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which relates to the Company’s Registration Statement on Form S‑3, File No. 333-220799 (the “Registration Statement”) filed with the Commission on October 4, 2017.
The numbered paragraphs and headings below correspond to the headings set forth in the October 31 Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. On behalf of the Company, we are concurrently filing via EDGAR an amended Registration Statement (the “Amended Registration Statement”). Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Registration Statement.
General

1.
Provide us your analysis demonstrating that you satisfy the eligibility requirements in General Instruction I.A.3 of Form S-3. In your response, demonstrate when your reporting obligation was automatically suspended under Section 15(d) of the Exchange Act due to the number of record holders of your securities. For guidance, see Question 115.15 of the Division of Corporation Finance’s Securities Act Forms Compliance and Disclosure Interpretations.

Response:
In response to the Staff’s comment, the Company respectfully advises the Staff that it believes it satisfies the eligibility requirements in General Instruction I.A.3 of Form S-3, based on the guidance of Question 115.15 (as referenced in the October 31 Comment Letter) and its conformity with the conditions specified in the Lamar Letter (as specified below).
General Instruction I.A.3 of Form S-3 provides that, to be eligible to file a registration statement on Form S-3, the issuer must have (a) been subject to the requirements of Section 12 or 15(d) of the Exchange Act and timely filed all materials required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least twelve calendar months immediately preceding the filing of the registration statement on Form S-3; and (b) timely filed all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement.
The Company respectfully submits that it has timely filed all reports during the period required by General Instruction I.A.3(b), and that it satisfies the requirements of General Instruction I.A.3(a) because it voluntarily filed all required reports pursuant to Section 15(d) of the Exchange Act (“Section 15(d)”) from February 2009 until the effectiveness of its IPO Registration Statement (as defined below) in March 2017, and thereafter timely filed all required reports under Section 12 of the Exchange Act (“Section 12”), in accordance with the conditions specified in the Lamar Letter (as defined below).
Question 115.15 asks whether an issuer that timely filed its Exchange Act reports during the past twelve months, but was not required to file reports under the Exchange Act for a portion of that period, would be able to satisfy Instruction I.A.3 of Form S-3. The Staff notes in its answer that an issuer that timely filed its Exchange Act reports during the past twelve months, but was not subject to Section 12 or 15(d) for a portion of that period (and therefore was reporting on a voluntary basis during that portion), would be eligible to use Form S-3 only under the conditions specified in the Lamar Advertising Co. no-action letter (Nov. 18, 1996) issued by the Division of Corporation Finance (the “Lamar Letter”).
The Lamar Letter specified nine conditions that the Staff used as the basis for its determination that Lamar Advertising Co. satisfied General Instruction I.A.3. The following analysis proceeds in accordance with the conditions set forth in the Lamar Letter, in the order each condition appears therein:
(1) The Company became subject to the periodic reporting requirements of Section 15(d) following the effectiveness of its Registration Statement on Form S-1 (File No. 333-198807), which was declared effective on February 9, 2015 (the “Initial Registration Statement”);
(2) the Company timely filed all periodic reports required to be filed by Section 15(d), with the exception of a single late filing of a reportable event on Form 8-K, which was corrected on May 16, 2016. From that date, and until the Company became subject to the reporting requirements of Section 12 (as described below), the Company timely filed all required reports under Section 15(d);
(3) on January 1, 2016, the Company had 33 stockholders of record, which caused the Company’s duty to file periodic reports under Section 15(d) to be automatically suspended, because it had fewer than 300 stockholders of record as specified in Section 15(d). The Company’s duty to file under Section 15(d) was again automatically suspended on January 1, 2017, as it had only 132 stockholders of record on that date;
(4) the Company did not file a Form 15 notification of the suspension of its Section 15(d) periodic reporting requirements;
(5) the Company was not initially required to continue filing periodic reports by the terms of an agreement, but continued to file all reports that would have otherwise been required on a voluntary basis until May 2016. After May 2016, the Company filed all reports that would have been required under Section 15(d) pursuant to the provisions of that certain registration rights agreement, by and among the Company and certain of its stockholders, which was filed as an exhibit to the Company’s Current Report on 8-K, filed with the Commission on May 9, 2016. Accordingly, there has been information about the Company publicly available on a regular periodic basis for over two years;
(6) the Company timely filed all reports under Section 15(d) that would have otherwise been required once the Initial Registration Statement was declared effective, except for the previously mentioned late filing on Form 8-K. At the time of filing the Registration Statement, the Company had timely filed all of its reports that either were, or would have been required, under Section 15(d) or Section 12 for the previous 12 months;
(7) on March 22, 2017, the Company’s Registration Statement on Form S-1 (File No. 333-215897) for its initial public offering (the “IPO Registration Statement”) was declared effective and the Company registered its common stock under Section 12;
(8) the Company did not receive any comments from the Commission to its IPO Registration Statement, and respectfully submits that the inapplicability of this condition to the Company should not be a bar to the Commission’s determination that the Company satisfies General Instruction I.A.3; and

(9) since registering its common stock under Section 12, the Company has timely filed all materials required to be filed pursuant to Sections 13 and 14 of the Exchange Act.
According to the facts set forth above, the Company respectfully submits that its conditions closely resemble the conditions specified in the Lamar Letter, and that the Commission should find that the Company therefore satisfied the requirements of General Instruction I.A.3 at the time of filing the Registration Statement.
Calculation of Registration Fee

2.	It appears that you have allocated the entire offering amount to the Common Stock, but the footnotes to the fee table indicate that you are registering for sale the other securities. Please clarify.
Response:
In response to the Staff’s comment, the Company has revised the fee table in the Amended Registration Statement to remove the $20,000,000 maximum aggregate offering price and accompanying $2,490 registration fee that appear in the first row of the fee table to clarify that potential future offerings under the Form S-3 are not be limited to sales of Common Stock.
Outside Front Prospectus Cover

3.	Please provide the disclosure required by Instruction 7 to General Instruction I.B.6 of Form S-3.
Response:
In response to the Staff’s comment, the Company has revised the outside front cover of the prospectus in the Amended Registration Statement to provide the information required by Instruction 7 to General Instruction I.B.6 of Form S-3.
* * * * * * *
The Company believes that the above responses will be acceptable to the Staff. Please contact me at (609) 919-6633 if you have any questions regarding the foregoing.

Sincerely, /s/ Emilio Ragosa Emilio Ragosa
ER

CC: John Timberlake, Valeritas Holdings, Inc.